UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                           CONSTAR INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21036U107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robin L. Garman, Esq.
                        EagleRock Capital Management, LLC
                          240 West 40th St., 10th Floor
                               New York, NY 10018
                                 (212) 278-2156
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:     [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

------------------------------                             ------------------
CUSIP No.  21036U107                                       Page 2 of 9 Pages
------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            EagleRock Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,171,482
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,171,482
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,171,482
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------                             ------------------
CUSIP No.  21036U107                                       Page 3 of 9 Pages
------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            EagleRock Institutional Partners, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              933,427
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                933,427
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            933,427
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------                             ------------------
CUSIP No.  21036U107                                       Page 4 of 9 Pages
------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            EagleRock Master Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,238,055
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,238,055
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,238,055
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------                             ------------------
CUSIP No.  21036U107                                       Page 5 of 9 Pages
------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Nader Tavakoli
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,171,482
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,171,482
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,171,482
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 3") amends the Schedule 13D filed on March 30, 2005 (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed on March 31, 2005 (the "Amendment No. 1") and the Schedule 13D/A filed on October 31, 2005 (the "Amendment No. 2) (the Original Schedule 13D, Amendment No. 1, and Amendment No. 2, together with this Amendment No. 3, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 3 relates to the common stock, par value $0.01 per share, of Constar International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.


Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by:

          (i) EagleRock Capital Management, LLC ("EagleRock Capital") with respect to shares of Common Stock directly beneficially owned by EagleRock Institutional Partners, LP, a Delaware limited partnership ("ERIP") and EagleRock Master Fund, LP, a limited partnership existing under the laws of the Cayman Islands ("ERMF");

          (ii) ERIP with respect to shares of Common Stock directly beneficially owned by ERIP;

          (iii) ERMF with respect to shares of Common Stock directly beneficially owned by ERMF; and

          (iv) Nader Tavakoli with respect to shares of Common Stock beneficially owned by EagleRock Capital, ERIP, and ERMF.

     EagleRock Capital, ERIP, ERMF, and Mr. Tavakoli (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of the Reporting Persons is 24 West 40th St., 10th Floor, New York, NY 10018.

     (c) The principal business of EagleRock Capital is to serve as investment manager to a variety of private investment funds, including ERIP and ERMF, and to control the investing and trading in securities by these private investment funds. The principal business of each of ERIP and ERMF is to serve as a private investment limited partnership. The principal business of Mr. Tavakoli is to serve as a principal of EagleRock Capital.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) EagleRock Capital is a Delaware limited liability company. ERIP is a Delaware limited partnership. ERMF is a limited partnership existing under the laws of the Cayman Islands. Mr. Tavakoli is a United States Citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $8,216,076 of their investment capital to purchase the 2,171,482 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by ERIP and ERMF in commingled margin accounts maintained at Merrill Lynch and Morgan Stanley, respectively, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.


Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on February 13, 2009, the Reporting Persons beneficially own an aggregate of 2,171,482 shares of Common Stock, representing approximately 16.8% of the shares of Common Stock outstanding. The percentages used herein are based upon the 12,952,309 shares of Common Stock reported to be outstanding as of November 10, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

     EagleRock Capital and Mr. Tavakoli own directly no shares of Common Stock. Pursuant to an investment management agreement, EagleRock Capital maintains investment and voting power with respect to securities held by ERIP and ERMF. Mr. Tavakoli is the manager of EagleRock Capital and therefore controls its investment decisions. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of EagleRock Capital and Mr. Tavakoli may be deemed to own beneficially 2,171,482 shares of Common Stock (constituting approximately 16.8% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) EagleRock Capital has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,171,482 shares of Common Stock, constituting approximately 16.8% of such class of securities;

          (ii) ERIP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 933,427 shares of Common Stock, constituting approximately 7.2% of such class of securities;

          (iii) ERMF has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,238,055 shares of Common Stock, constituting approximately 9.6% of such class of securities; and

          (iv) Mr. Tavakoli has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,171,482 shares of Common Stock, constituting approximately 16.8% of such class of securities.

     (c) During the past sixty days, the Reporting Persons have engaged in the following transactions:

--------------------------------------------------------------------------------------------------------
        Date                         Name                        Amount          Price Per Share ($)
--------------------------------------------------------------------------------------------------------
     12/30/2008            EagleRock Master Fund, LP            - 85,260                $0.05
--------------------------------------------------------------------------------------------------------
     12/30/2008      EagleRock Institutional Partners, LP        -56,840                $0.05
--------------------------------------------------------------------------------------------------------
     12/30/2008            EagleRock Master Fund, LP            - 60,000                $0.11
--------------------------------------------------------------------------------------------------------
     12/30/2008      EagleRock Institutional Partners, LP       - 40,000                $0.11
--------------------------------------------------------------------------------------------------------
     12/31/2008            EagleRock Master Fund, LP            - 296,800               $0.08
--------------------------------------------------------------------------------------------------------

     Such transactions were effected on the NASDAQ Stock Market through various brokerage entities.

     (d) No person other than EagleRock Capital, ERIP, ERMF, and Mr. Tavakoli is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by ERIP and ERMF.

     (e) Not applicable.


Item 7.  Material to be filed as Exhibits.

1.  Exhibit 99.1 - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009


                                        EAGLEROCK CAPITAL MANAGEMENT, LLC


                                        By:  /s/ Nader Tavakoli
                                             -----------------------------------
                                             Name:  Nader Tavakoli
                                             Title: Managing Member


                                        EAGLEROCK INSTITUTIONAL PARTNERS, LP

                                        By: EagleRock Institutional GP, LLC,
                                        its general partner


                                        By:  /s/ Nader Tavakoli
                                             -----------------------------------
                                             Name:  Nader Tavakoli
                                             Title: Managing Member


                                        EAGLEROCK MASTER FUND, LP

                                        By:  Mariel Capital Management, LLC,
                                        its general partner


                                       By:   /s/ Nader Tavakoli
                                             -----------------------------------
                                             Name:  Nader Tavakoli
                                             Title: Managing Member


                                        NADER TAVAKOLI


                                       /s/ Nader Tavakoli
                                       -----------------------------------